EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION ANNOUNCES ACQUISITIONS IN EASTERN EUROPE AND ASIA

TORONTO, Ontario (May 3, 2004) Masonite International Corporation today announced two transactions that form part of its strategic focus on the emerging high growth markets of Eastern Europe and Asia. The principal objectives of these initiatives include continued leadership in the door and door component business, geographic diversification and acceleration of the demand for wood composite molded doors and door components worldwide. Both transactions are expected to be marginally accretive to Masonite’s earnings per share in 2004 and will be funded utilizing the Company’s senior bank financing.

In Eastern Europe, the Company has agreed to acquire for US$27 million 75% of Kronodoor from Kronospan Holdings Limited. Kronodoor is a leading door manufacturer serving Central and Eastern European markets, with manufacturing facilities in the Czech Republic and Poland and annual revenue of approximately US$35 million. The transaction is expected to close in the second quarter of 2004 following local regulatory review.

Kronospan, Masonite’s partner in Kronodoor, is Europe’s leading manufacturer of medium density fiberboard products, particleboard and other building products whose customers include major European home centers. Kronospan has expanded aggressively in Central and Eastern European markets. As part of the Kronodoor transaction, Masonite and Kronospan have agreed to work together to capitalize on the substantial growth opportunities in new construction and home improvement from the expansion of the European Union on May 1, 2004. The expansion includes the Czech Republic, Poland, Slovakia, and Hungary, all of which are served by Kronodoor.

Combined with Masonite’s existing door plants in the United Kingdom, France, Israel and Turkey, and its high volume, multi-product molded door facing plant in Ireland, Kronodoor will serve as an integral part of Masonite’s fully integrated European manufacturing and service system similar to the Company’s presence in North America.

Masonite sells doors made with wood composite molded door facings, as well as the molded door facing components, throughout Europe. Over the last several years the European market for these doors has been growing significantly. Doors made with wood composite molded door facings already represent a relatively high percentage of the doors sold in markets such as the United Kingdom and France, but are a lower proportion in many other markets. The Company estimates that approximately 45 million interior doors are sold in Europe annually, of which fewer than 20% are currently manufactured with wood composite molded door facings. By contrast, the penetration of such doors in markets such as the United Kingdom and North America exceeds 50%. Masonite believes that based on the value equation of quality, price and aesthetics, European markets will continue the shift to doors manufactured with wood composite molded door facings. As the penetration of these types of doors grows, Masonite’s wood composite molded door facing plants in Ireland and other parts of the world will benefit from higher production volumes.

Masonite’s major customers are also expanding and consolidating throughout Europe as European door demand is driven by channels similar to those in North America. The European retail home improvement sector continues to grow and the new construction sector is continually looking for value products. As the European Union expands, there will be further opportunities for pan-European merchandising and sales initiatives.

In Asia, the Company has signed a definitive agreement to acquire for US$25 million a 50% equity interest in a state of the art wood composite molded door facing manufacturing facility from a subsidiary of Samling Strategic Corporation. Located in Bintulu, Sarawak, Malaysia, the facility is capable of producing approximately 8 million molded door facings annually and is strategically positioned to serve customers throughout Asia. The molded door facing business will remain an autonomous independent entity and will continue to serve existing customers who will benefit from Masonite’s wood composite expertise and its full line of wood composite molded door products. As part of the transaction, Masonite has signed a long-term supply agreement under which it will utilize directly or through sale to other customers worldwide, the production output of the plant. The transaction is expected to close in the second quarter of 2004 following local regulatory review.

Samling, based in Miri, Sarawak, Malaysia, is a leading Asian manufacturer of wood composite products from forests and plantations located in Malaysia and South America. The transaction forms the beginning of an important strategic partnership between Masonite and Samling with principal focus on Asian markets, including China, as well as on the procurement of raw materials for use in Masonite’s door manufacturing facilities worldwide.

Masonite’s wood composite manufacturing expertise, dating back to 1925, and its existing operations in South Korea and China combined with Samling’s substantial resources, including its logistical and distribution capability in China and other parts of Asia, will provide the framework for a fully integrated supply system. The Company estimates that approximately 66 million interior doors are sold in Asia annually, of which fewer than 10% are currently manufactured with wood composite molded door facings. The combination of Samling and Masonite will accelerate the penetration of such doors with existing and new customers by providing a more diverse, innovative and complete product offering and enhanced customer service in Asia.

Philip S. Orsino, Masonite’s President and Chief Executive Officer, stated, “These two initiatives play an integral role in the continuation of our strategy to be the leader in the door business worldwide. Masonite holds the unique, global position of manufacturing wood composite molded door facings in North America, South America, Europe and Asia. The two transactions and related partnerships provide Masonite with significant opportunities in the world’s emerging high growth markets. They will enable us to take advantage of the expected high penetration rate of wood composite molded doors and door components. We are fortunate to have developed excellent relationships with our new partners, both of which have unique capabilities and hold leadership positions in their respective markets. All three organizations have tremendous global depth and together are well positioned to benefit from the expansion in new construction and home improvement underway in Eastern Europe and Asia.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa,

Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

     This Press Release and other written reports and oral statements made from time-to-time by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Group Chief Operating Officer
Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com